UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **February 4, 2014**



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 4, 2014, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter and annual results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibits are furnished or filed, as applicable, herewith:

99.1   Press release dated February 4, 2014 announcing fourth quarter and annual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: February 4, 2014   By   /s/ D. Cameron Findlay
                                      D. Cameron Findlay
                                      Senior Vice President, General Counsel,
                                      and Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 4, 2014



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports Strong Adjusted Fourth Quarter 2013 Earnings of $0.95 per Share

Net income of $374 million or $0.56 per share

DECATUR, Ill., Feb. 4, 2014 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended Dec. 31, 2013. The company reported adjusted earnings per share[1] of $0.95, up 58 percent from the $0.60 in the same period last year. Net earnings for the quarter, which were negatively impacted by charges related to GrainCorp and to ADM's Brazilian sugar mill, were $374 million, or $0.56 per share, down from $0.77 per share in the same period one year earlier. Excluding specified items, segment operating profit[1] was $1.0 billion, up 33 percent.

"The team delivered a strong finish to the year," said ADM Chairman and CEO Patricia Woertz. "Lower corn costs and improved ethanol margins helped support a significant improvement in our Corn business. Our great Oilseeds performance was driven by our ability to meet robust global demand for meal and by improved biodiesel results in North America and Europe. However, our Ag Services business was impacted by the slow farmer-selling of corn and challenges in international merchandising.

"Looking back on the year, the team made meaningful progress in our efforts to improve cost, cash and capital management. We're ahead of schedule in our cost savings efforts. We completed a two-year program to unlock cash from our balance sheet. We carefully managed capital spending, and announced a balanced capital plan for 2014.

"Looking ahead, we continue to see strong global demand for our products and large crop supplies. We expect continued good utilization of our North American network until South America's large harvest reaches global markets."

Fourth Quarter 2013 Highlights

- Adjusted EPS[1] of $0.95 per share excludes $0.25 per share in specified GrainCorp-related items, impairment charges of $0.11 per share, and other items totaling $0.03 per share.
- Oilseeds Processing performed well, with profits increasing $67 million, including strong biodiesel results.
- Corn Processing continued to improve. Excluding specified items, profit increased $296 million as lower corn costs and good domestic and export demand improved ethanol margins.
- Agricultural Services profit (excluding GrainCorp-related specified items) declined $54 million. Operating results were diminished by lower U.S. merchandising profits and poor international merchandising results.
- During the quarter, ADM announced a 26 percent increase in common-stock dividends, and the intent to repurchase 18 million shares by the end of 2014.
- During the year, ADM carefully managed capital expenditures, investing $957 million.

[1] Non-GAAP financial measures, see pages 4 and 9 for explanations and reconciliations

Oilseeds Earnings Strong on Very Good Refining, Packaging, Biodiesel and Other Performance

Oilseeds operating profit in the fourth quarter was $478 million, up $67 million from the same period one year earlier.

Crushing and origination operating profit was $252 million, comparable to last year's strong quarter. ADM's North America soybean crushing operations had strong margins as they processed record volumes amid solid domestic and export demand. South American earnings improved on strong crushing and origination results and solid contributions from ADM's crushing facility in Paraguay.

Refining, packaging, biodiesel and other generated a profit of $168 million for the quarter, up $118 million on strong performance across the food-ingredient businesses and improved biodiesel results in North America and Europe.

Cocoa and other results declined as the peanut business delivered lower earnings than the very strong performance in the year-ago quarter. In addition, the cocoa business saw negative mark to market timing effects increase by $15 million from the year-ago period. However, the underlying cocoa business has improved.

Oilseeds results in Asia for the quarter were up $4 million from the same period last year, principally reflecting ADM's share of the improved results from Wilmar International Limited.

Corn Processing Results Up Significantly, Supported by Improved Market Conditions

Corn processing operating profit of $315 million represented an increase of $296 million from the same period one year earlier. These numbers exclude specified items, including an impairment related to the Brazilian sugar mill. Corn hedge timing effects were a positive impact of $25 million, versus a negative impact of $16 million in the year-ago period.

Sweeteners and starches results rose $68 million to $181 million, as net corn costs improved dramatically and overall demand remained seasonally solid.

Bioproducts results increased $228 million to $134 million, with strong domestic and international demand for ethanol driving significantly improved margins.

Agricultural Services Impacted by Slow Farmer-Selling and Poor International Merchandising Results

Agricultural Services operating profit in the fourth quarter was $201 million, down $54 million from the same period one year earlier. These numbers exclude specified items, mostly related to GrainCorp.

Merchandising and handling earnings declined $45 million to $84 million on poor international merchandising results and lower U.S. merchandising profits from slower farmer-selling of corn and from fewer wheat merchandising opportunities. International merchandising results were reduced by merchandising and execution issues.

Transportation results were flat at $47 million. Milling and other results remained solid as the milling business continued to perform well.

Other Items of Note

The effective tax rate for the calendar year was 33 percent, compared to 30 percent in the prior year. This year's rate was negatively impacted by valuation allowances on deferred tax assets and a shift in the geographic mix of earnings, offset partially by some favorable income tax adjustments related to U.S. biodiesel tax credits. Excluding these factors, the effective tax rate for the calendar year was 30 percent. For 2014, the company is planning its effective tax rate at around 30 percent.

Conference Call Information

ADM will host a conference call and audio webcast Tuesday, Feb. 4, 2014, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 31967076.

Replay of the call will be available from Feb. 5, 2014, to Feb. 11, 2014. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 31967076. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 31,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 270 processing plants, 470 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 140 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations
David Weintraub
217-424-5413

Investor Relations
Case McGee
217-451-8286


Financial Tables Follow


Segment Operating Profit and Corporate Results
A non-GAAP financial measure
(unaudited)

(In millions)	Quarter ended December 31			Year ended December 31		
	2013	2012	Change	2013	2012	Change
Oilseeds Processing Operating Profit						
Crushing and origination	$252	$261	($9)	$835	$931	($96)
Refining, packaging, biodiesel, and other	168	50	118	454	241	213
Cocoa and other	(10)	36	(46)	(33)	276	(309)
Asia	68	64	4	217	172	45
Total Oilseeds Processing	$478	$411	$67	$1,473	$1,620	($147)
Corn Processing Operating Profit						
Sweeteners and starches (excluding timing effects)	$181	$113	$68	$520	$430	$90
Bioproducts (excluding timing effects and charges)	134	(94)	228	380	(133)	513
Corn hedge timing effects*	25	(16)	41	(15)	(9)	(6)
Asset impairment charges*	(61)	0	(61)	(71)	0	(71)
Restructuring and exit costs*	0	0	0	0	(10)	10
Total Corn Processing	$279	$3	$276	$814	$278	$536
Agricultural Services Operating Profit						
Merchandising and handling (excluding charges)	$84	$129	($45)	$188	$415	($227)
GrainCorp specified items*	(155)	62	(217)	(155)	62	(217)
Milling and other (excluding charge)	70	78	(8)	270	337	(67)
Asset impairment charge*	0	0	0	0	(146)	146
Transportation	47	48	(1)	77	111	(34)
Total Agricultural Services	$46	$317	($271)	$380	$779	($399)
Other Operating Profit						
Financial	$22	$77	($55)	$41	$91	($50)
Total Other	$22	$77	($55)	$41	$91	($50)
Segment Operating Profit	$825	$808	$17	$2,708	$2,768	($60)
Memo: Adjusted Segment Operating Profit*	$1,016	$762	$254	$2,949	$2,871	$78
Corporate Results						
LIFO credit (charge)	$0	$113	($113)	$225	$3	$222
Interest expense - net	(94)	(112)	18	(408)	(445)	37
Unallocated corporate costs	(92)	(70)	(22)	(331)	(274)	(57)
Other charges	(57)	(73)	16	(147)	(144)	(3)
Minority interest and other	41	36	5	(23)	73	(96)
Total Corporate	($202)	($106)	($96)	($684)	($787)	$103
Earnings Before Income Taxes	$623	$702	($79)	$2,024	$1,981	$43

*Adjusted segment operating equals segment operating profit adjusted for specified items.

Total segment operating profit is ADM's consolidated income from operations before income tax that excludes certain corporate items. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead costs. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended December 31		Year ended December 30	
	2013	2012	2013	2012
	(in millions, except per share amounts)			
Net sales and other operating income	$24,143	$24,921	$89,804	$90,559
Cost of products sold	22,973	23,925	85,915	86,936
Gross profit	1,170	996	3,889	3,623
Selling, general, and administrative expenses	442	479	1,759	1,665
Asset impairment charges and exit costs	236	0	259	231
Equity in (earnings) losses of unconsolidated affiliates	(149)	(142)	(411)	(476)
Interest income	(34)	(29)	(102)	(109)
Interest expense	95	107	413	445
Other (income) expense - net	(43)	(121)	(53)	(114)
Earnings before income taxes	623	702	2,024	1,981
Income taxes	(246)	(192)	(670)	(589)
Net earnings including noncontrolling interests	377	510	1,354	1,392
Less: Net earnings (losses) attributable to noncontrolling interests	3	0	12	17
Net earnings attributable to ADM	$374	$510	$1,342	$1,375
Diluted earnings per common share	$0.56	$0.77	$2.02	$2.08
Average number of shares outstanding	663	661	663	662
Other (income) expense - net consists of:				
Net gain on marketable securities transactions	($1)	($4)	($8)	($15)
Gain on sale of assets	(14)	(46)	(41)	(64)
Debt/buyback exchange	0	5	0	5
Gain on interest in GrainCorp	0	(62)	0	(62)
Loss on Australian foreign exchange hedges	15	0	40	0
Other - net	(43)	(14)	(44)	22
	($43)	($121)	($53)	($114)

Summary of Financial Condition
(unaudited)

	December 31, 2013	December 31, 2012
	(in millions)	
NET INVESTMENT IN		
Cash and cash equivalents	$3,121	$1,714
Short-term marketable securities	433	576
Operating working capital (a)	10,841	13,563
Property, plant, and equipment	10,137	10,123
Investments in and advances to affiliates	3,300	3,170
Long-term marketable securities	508	717
Other non-current assets	1,237	1,364
	$29,577	$31,227
FINANCED BY		
Short-term debt	$358	$2,816
Long-term debt, including current maturities	6,512	6,724
Deferred liabilities	2,553	2,556
Shareholders' equity	20,154	19,131
	$29,577	$31,227

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt).

Summary of Cash Flows
(unaudited)

| | Year ended December 31 | |
	2013	2012
	(in millions)	
Operating Activities		
Net earnings	$1,354	$1,392
Depreciation and amortization	909	869
Asset impairment charges	259	176
Other - net	(229)	(20)
Changes in operating assets and liabilities	2,933	(85)
Total Operating Activities	5,226	2,332
Investing Activities		
Purchases of property, plant and equipment	(913)	(1,240)
Net assets of businesses acquired	(44)	(61)
Marketable securities - net	104	(445)
Other investing activities	276	585
Total Investing Activities	(577)	(1,161)
Financing Activities		
Long-term debt borrowings	23	112
Long-term debt payments	(275)	(1,608)
Net borrowings (payments) under lines of credit	(2,461)	1,933
Debt repayment premium and costs	(1)	(209)
Purchases of treasury stock	(101)	(100)
Cash dividends	(501)	(461)
Other	74	12
Total Financing Activities	(3,242)	(321)
Increase in cash and cash equivalents	1,407	850
Cash and cash equivalents - beginning of period	1,714	864
Cash and cash equivalents - end of period	$3,121	$1,714

Segment Operating Analysis
(unaudited)

	Quarter ended December 31		Year ended December 31	
	2013	2012	2013	2012
	(in '000s metric tons)			
Processed volumes				
Oilseeds	8,840	8,406	31,768	31,820
Corn	6,374	6,026	23,688	24,517
Milling and Cocoa	1,862	1,813	7,226	7,023
Total processed volumes	17,076	16,245	62,682	63,360

	Quarter ended December 31		Year ended December 31	
	2013	2012	2013	2012
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$8,188	$8,364	$34,883	$35,430
Corn Processing	3,055	3,041	13,139	11,830
Agricultural Services	12,699	13,485	41,480	43,159
Other	201	31	302	140
Total net sales and other operating income	$24,143	$24,921	$89,804	$90,559

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter Ended December 31		Year ended December 31	
	2013	2012	2013	2012
Reported EPS (fully diluted)	$0.56	$0.77	$2.02	$2.08
Adjustments:				
LIFO (credit) charge (a)	-	(0.11)	(0.21)	-
GrainCorp-related charges (gains) (b)	0.25	(0.07)	0.28	(0.07)
Asset impairment charges (c)	0.11	-	0.13	0.16
FCPA charges (d)	-	-	0.06	-
Pension settlements (e)	-	0.07	-	0.07
Gain on sale of assets (f)	-	(0.04)	-	(0.04)
Restructuring and exit costs (g)	0.01	-	0.01	0.08
Tax impacts:				
Valuation allowance (h)	0.12	-	0.12	-
U.S. biodiesel credits (i)	(0.13)	-	(0.08)	-
Effective tax rate adjustment (j)	0.03	(0.03)	-	-
Brazil income tax remeasurement (k)	-	0.01	-	0.02
Sub-total adjustments	0.39	(0.17)	0.31	0.22
Adjusted earnings per share (non-GAAP)	$0.95	$0.60	$2.33	$2.30

(a) The company's pretax changes in its LIFO reserves during the period, tax effected using the company's U.S. effective income tax rate.
(b) Certain charges (gains) related to the company's interest in GrainCorp, including current quarter impairment charge (effectively taxed at a zero rate) and other losses and gains for the current and prior periods, tax effected using applicable tax rates.
(c) Asset impairment charges recognized in the period related to certain fixed assets and investments, tax effected using applicable tax rates. Current-period charges primarily relate to Brazilian sugar-milling assets. Year-ago period charges primarily relate to Gruma.
(d) Charges, net of estimated tax, related to settlements with government agencies pertaining to potential violations of anti-corruption practices.
(e) Expense related to pension settlements, tax effected using applicable tax rates.
(f) Gains on the sales of certain of the company's assets, net of estimated tax. Exchange membership interests were disposed of in the quarter ending Dec. 31, 2012.
(g) Restructuring and exit costs, tax effected using applicable tax rates.
(h) Valuation allowance on certain deferred tax assets. Current-period charges relate to net operating loss carry-forwards of certain international subsidiaries.
(i) Income tax benefit recognized in the current period related U.S. biodiesel blending credits in prior periods.
(j) Impact to EPS due to the change in annual effective tax rate on prior year-to-date earnings.
(k) Tax impact of foreign-exchange remeasurement of certain Brazilian assets associated with the 2012 change in fiscal reporting periods.

Adjusted EPS is ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items as more fully described above. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors additional information about ADM's operations allowing better evaluation of ongoing business performance. Adjusted EPS is a non-GAAP financial measure and is not intended to replace or be an alternative to EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item.